U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number: 001-39137

Fresh2 Group Limited

650 Fifth Avenue, Suite 2416

New York, NY 10019-6108

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

This Report on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form S-8 File Numbers 333-265413 and 333-259748 and our Registration Statement on Form F-3 File Number 333-256630

Explanatory Note

On November 4, 2023, Fresh2 Group Limited (the “Company” or the “Registrant”) and its subsidiary Fresh2 Technology Inc. (“Fresh2 Technology”) entered into a definitive Share Purchase Agreement with Vertical Channel Limited, Zero2First Capital Limited, Future Capital Tech Pte. Ltd (Singapore) (collectively, the “Sellers”) and Roxe Holding Inc (“Roxe”) under which Fresh2 Technology purchased 47.64% of the common stock of Roxe (the “Roxe Shares”). As consideration for the purchase of the Roxe Shares, the Company issued an aggregate of 139,542,211 Class A Ordinary Shares of the Company to the Sellers, based on Roxe’s valuation of $60 million and the average trading price of the Company’s ADSs for the prior 150 trading days (each ADS represents 20 Class A Ordinary Shares). The closing took place on November 6, 2023. A copy of the Share Purchase Agreement is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

The Company is filing this Report on Form 6-K to submit (i) its unaudited pro forma consolidated combined financial statements for the year ended December 31, 2022 and for the six months ended June 30, 2023, combining the historical consolidated financial statements of the Company and the historical consolidated financial statements of Roxe, (ii) the unaudited financial statements of Roxe for the six months ended June 30, 2023, and (iii) the audited financial statements of Roxe for the years ended December 31, 2022 and 2021.

Exhibit	Description
10.1	Share Purchase Agreement dated November 4, 2023.
99.1	Unaudited Pro Forma Condensed Combined Financial Information for the Year Ended December 31, 2022 and for the Six Months Ended June 30, 2023
99.2	Roxe Holding Inc. Unaudited Consolidated Balance Sheets for the Six Months Ended June 30, 2023
99.3	Roxe Holding Inc. Consolidated Balance Sheets for the Years Ended December 31, 2022 and 2021 (Incorporated by reference from the Company’s Current Report on Form 6-K, dated August 21, 2023)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Fresh2 Group Limited

	By:	/s/ Haohan Xu
	Name:	Haohan Xu
	Title:	Chief Executive Officer

Dated: December 4, 2023

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